February 1, 2006


Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:   Michael McTiernan, Special Counsel

         Re:      Point Center Mortgage Fund I, LLC
                  Amendment No. 9 to Registration Statement on Form S-11 Registration No. 333-118871
                  -----------------------------------------------------------


Dear Mr. McTiernan:

         On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 9 ("Amendment No. 9") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following in response to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated January 26, 2006:

            (i)   One (1) conformed copy of Amendment No. 9;

            (ii) Two (2) copies of Amendment No. 9 that have been marked to show changes from Amendment No. 8 to the Registration Statement; and

            (iii) The Fund's request or acceleration of the effective date of the registration statement to February 3, 2006 at 4:00 p.m. Washington D. C. time or as soon as is practicable thereafter.

         The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's letter.

General

         1. While the program did not comply with the safe harbor provision of Rule 147 on May 31, 2005 because, at that "snap shot" in time, under 80% of the loans related to California properties; the program was nonetheless in compliance with the exemption provided by Section 3(a)(11). Point Center is mindful of the Rule 147 80% test and it is always in compliance with its requirements if you take into consideration the proceeds on hand from repaid California loans. The reason that the California percentage was reported at 75.70% as of May 31, 2005 was due to one or more California property loans having been paid off and not yet reinvested in new California loans, which temporarily brought the California percentage to under 80%. However, the 80% threshold was reestablished when the next loan or loans were originated. As you will note in the updated disclosures in Amendment No. 9, as of December 31, 2005 the program's California percentage is 81.22%, with 12 other states comprising the remaining 18.78%, of the loan portfolio.

         2. The requested revisions and disclosures have been provided.

         3. The Commission's address has been updated.

Financial Statements

         4. We will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X .

Exhibit 23.3

         5. The auditor's consent has been updated.

Part II

         6. The Item 512(a) undertakings have been updated.

         If you have any questions or comments regarding the subject matter of this letter, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

                                        Sincerely,

                                        CORPORATE LAW SOLUTIONS


                                        By  /s/ Gregory W. Preston
                                            ----------------------
                                            Gregory W. Preston, Esq.
                                            Managing Director

cc: Dan Harkey